EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2012	2013	2014	2015	2016
EARNINGS
Income From Continuing Operations Before Income Tax Expense and Equity Earnings	$1,801.1	$2,093.3	$2,402.9	$2,622.9	$475.6
Income Distributed from Equity Method Investment	—	—	22.6	18.0	27.1
Fixed Charges (as below)	1,257.5	1,135.4	1,104.7	1,099.3	1,040.3
Preferred Security Dividend Requirements of Consolidated Subsidiaries	—	—	—	—	—
Total Earnings	$3,058.6	$3,228.7	$3,530.2	$3,740.2	$1,543.0

FIXED CHARGES
Interest Expense	$988.4	$905.6	$885.1	$890.9	$877.2
Credit for Allowance for Borrowed Funds Used During Construction	68.9	39.8	44.5	61.3	51.7
Estimated Interest Element in Lease Rentals	200.2	190.0	175.1	147.1	111.4
Preferred Security Dividend Requirements of Consolidated Subsidiaries	—	—	—	—	—
Total Fixed Charges	$1,257.5	$1,135.4	$1,104.7	$1,099.3	$1,040.3

Ratio of Earnings to Fixed Charges	2.43	2.84	3.19	3.40	1.48